HOMESTEAD FUNDS, INC.
4301 Wilson Boulevard
Arlington, VA 22203

April 30, 2010

VIA EDGAR

Mr. Vincent J. Di Stefano, Jr.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Homestead Funds, Inc. File Nos. 33-35788, 811-06136

Dear Mr. Di Stefano:

In an April 19, 2010 telephone conversation with me and my colleague Anna Amaczi and in a follow up telephone conversation on April 19, 2010 with me, you communicated the Securities and Exchange Commission (the “SEC”) staff's (the “Staff”) comments with respect to Homestead Funds, Inc.’s (the “Registrant,” each a “Fund” or together the “Funds”) Post-Effective Amendment No. 41 to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 42 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed with the SEC on March 2, 2010 pursuant to Rule 485(a)(1) under the 1933 Act.  A summary of the Staff's comments, along with the Registrant's responses to those comments, are set forth below.

PROSPECTUS

I.           Table of Contents:

Comment:
Please delete the entire first paragraph stating: “Homestead Funds is a family of eight no-load mutual funds. Each of the Funds has a different financial objective and involves specific risks. Use the information in this prospectus to decide which Funds are best for you.”

Response:
Comment accepted. Paragraph was deleted.

Mr. Vincent J. Di Stefano, Jr.
April 30, 2010

II.           “Fund Summaries” Section:

Comment:
On Page 2 under the “Investment Objective” heading for the Daily Income Fund, delete the fund type description in the paragraph.  This comment also applies to other Funds with similar disclosure under the same heading.

Response:
The Registrant is in compliance with Item 2 of Form N-1A, which states that a fund may also identify its type or category.  The Registrant believes that identifying the fund type helps shareholders better understand the Fund’s investment objective and enables shareholders and new investors to more easily locate the type or category of fund they seek.

Comment:
On page 2 for the Daily Income Fund, revise the sentence under the “Fees and Expenses” heading to match the language of Item 3 of Form N-1A, as applicable.  This comment applies to all Funds under the same heading.

Response:
Comment accepted. Paragraph was revised for all Funds.

Comment:
On page 2 for the Daily Income Fund consider deleting the table denoting “Shareholder Fees” as all line items state “None.” This comment also applies to the Short-Term Government and Short-Term Bond Funds, neither of which charges fees applicable under the same table heading.

Response:
The Registrant did not delete the Shareholder Fees line items in the Fund tables noted in the comment because it believes that identifying whether or not a fee is charged helps shareholders better understand the difference among fees and expenses associated with investing in each of the Funds.

Comment:
On page 2 for the Daily Income Fund in the “Annual Fund Operating Expenses” table, include figures in future 485(a) filings.

Response:
If available at the time of the filing and Registrant is able to verify their accuracy, the numbers will be included in future 485(a) filings.  They have been added to the Prospectus in the 485(b) filing.

Mr. Vincent J. Di Stefano, Jr.
April 30, 2010

Comment:
On page 2 for the Daily Income Fund in the “Annual Fund Operating Expenses” table under the “Acquired Fund Fees and Expenses” line item, explain that this item reflects fees paid for using the sweep vehicle. This comment applies to all Funds under the same table heading.

Response:
Please note that the “sweep vehicles” are unaffiliated money market funds registered with the SEC.  Since the fees and expenses of each Fund investing in a money market fund exceed 1 basis point of the average net assets of such Fund, the fee table for each Fund, consistent with Instruction 3(f)(i) of Item 3 of Form N-1A, includes the “Acquired Funds Fees and Expense” line item showing the amount of such fees and expenses indirectly incurred by each such Fund.

Comment:
On page 2 for the Daily Income Fund in the “Annual Fund Operating Expenses” table rename the “Net Expense” line item to “Total Annual Fund Operating Expenses After Fee Waiver” and make conforming changes to the affiliated footnote (b). In addition, include parenthetical language to all applicable line items from Item 3 of Form N-1A.  This comment applies to all Funds under the same table heading.

Response:
Comment accepted.  Parenthetical language was included and footnote (b) was updated for the Funds where it was applicable.

Comment:
On page 2 for the Daily Income Fund in the “Annual Fund Operating Expenses” table, revise footnote (a) to eliminate disclosure about the reason for voluntary fee waivers and include disclosure regarding who can terminate contractual waivers and when.

Response:
Comment accepted. Requested revisions were made and disclosure expanded.

Comment:
On page 2 for the Daily Income Fund, delete the subheading “Portfolio Composition” from under the “Principal Investment Strategies” heading.

Response:
Comment accepted. Subheading was deleted.

Comment:
On page 2 for the Daily Income Fund under the “Principal Investment Strategies” heading please revise the last sentence of the first paragraph to read: “Principal investments are:”.  This comment applies to all Funds under the same heading.

Response:
Comment accepted. Sentence was revised under the “Principal Investment Strategies” section of each Fund to read: “Principal investments normally are:” for all Funds where applicable.

Mr. Vincent J. Di Stefano, Jr.
April 30, 2010

Comment:
On page 2 for the Daily Income Fund under the “Principal Investment Strategies” heading, include disclosure about how the Fund’s adviser decides which securities to buy and sell to conform to the requirements of Item 9(b) of Form N-1A.  This comment applies to all Funds under the same heading.

Response:
Comment accepted.  Where lacking, the requested disclosure was included or enhanced on a fund by fund basis.

Comment:
On page 2 for the Daily Income Fund, harmonize the principal investment strategies enumerated under the “Principal Investment Strategies” heading with principal risks enumerated under the “Principal Risks” heading.  This comment applies to all Funds under the same headings.

Response:
Comment accepted.  The principal investment strategies enumerated for each Fund were reviewed, and strategies not deemed principal were removed from this section.  The requested harmonization of the strategies with the corresponding risks was also made, where needed, on a fund by fund basis.

Comment:
On page 3 under the “Performance” heading for the Daily Income Fund, the bar chart titled “Calendar Year Total Returns” should precede the table titled “Average Annual Total Returns.” In addition, in the “Calendar Year Total Returns” bar chart, flip the “y” and “x” axis when presenting the data.  Ensure that the paragraph preceding and describing the bar chart and table correctly reflects the revised order.  This comment applies to all Funds under the same heading.

Response:
Comment accepted. For all Funds, the “x” and “y” axis were flipped, the order of the bar chart and table was changed and conforming changes to the preceding paragraphs were made.

Comment:
On page 4 for the Short-Term Government Securities Fund under the “Portfolio Turnover” heading, delete the word “whole” from the last sentence so the sentence reads: “During the most recent fiscal year, the Fund’s portfolio turnover rate was [     ]% of the average value of its portfolio.”  This comment applies to all Funds under the same heading.

Response:
Comment accepted. Requested deletion was made for each Fund where applicable.

Mr. Vincent J. Di Stefano, Jr.
April 30, 2010

Comment:
On page 4 for the Short-Term Government Securities Fund under the “Principal Investment Strategies” heading, include disclosure stating that the average effective maturity of the Fund’s portfolio will not exceed three years.  This comment also applies to the Short-Term Bond Fund.

Response:
Comment accepted. The requested disclosure was included for the two short-term Funds.

Comment:
On page 5 for the Short-Term Government Securities Fund under the “Average Annual Total Returns” table, a description of the benchmark index, the BofA Merrill Lynch 1-5 Year U.S. Treasury Index appears.  If this is a broad-based index, no description should be included at the end of the table.  This comment applies to any Fund under the same table if it benchmarks against broad-based indices.

Response:
Comment accepted. The requested description was deleted for all broad-based indices, as applicable to the Funds.

Comment:
On page 8 for the Stock Index Fund under the “Shareholder Fees” table, delete footnote (a) and move the first sentence into a parenthetical next to the “Redemption Fee” corresponding line item in the table.  In addition, remove footnote (b) in its entirety.  This comment applies to any Fund under the same table that charges a redemption fee.

Response:
Comment accepted.  Footnotes (a) and (b) were deleted, and applicable redemption fee disclosure was included in a parenthetical within the table.

Comment:
On page 8 for the Stock Index Fund under the “Shareholder Fees” table, delete the second sentence of footnote (c), as well as the page reference in the first sentence.

Response:
Comment accepted.  Footnote (c) was revised as requested.

Mr. Vincent J. Di Stefano, Jr.
April 30, 2010

Comment:
On page 8 for the Stock Index Fund under the “Shareholder Fees” table, footnote (d) disclosing administrative fees paid to RE Advisers should be a separate line item in the table under “Other Expenses.”

Response:
Item 3(c)(iii) of Form N-1A allows, but does not require, a fund to subdivide the “Other Expenses” category into sub-categories.  The following two new subcategories, which have been indented, have been created:

Administrative Expenses
All Other Expenses

Comment:
On page 8 for the Stock Index Fund under the “Expense Example” heading, delete the reference to expense reimbursement during the first year.

Response:
Comment accepted.  Disclosure was revised to delete requested language.

Comment:
On page 8 for the Stock Index Fund under the “Principal Investment Strategies” heading, delete the last two sentences relating to the Fund’s adviser history, as this is not related to an investment strategy.

Response:
Comment accepted.  Sentences were deleted.

Comment:
On page 9 for the Stock Index Fund under the “Average Annual Total Returns” table, delete the footnote referencing the prior master investment portfolio.

Response:
Comment accepted.  Footnote (*) and affiliated footnote reference in the table were deleted.

Comment:
On page 10 for the Stock Index Fund under the “Master Portfolio Management Team” heading, include the names of the entities for which the named individuals serve as Director/Managing Director.

Response:
Comment accepted.  The entity names were added as requested.

Comment:
On page 14 for the Growth Fund under the “Non-Diversified Risk” heading in the second sentence, replace the word “concentrate” with the word “invest.”  In addition, delete the tax disclosure language from the paragraph under the same heading.

Response:
Comment accepted.  Requested deletion and word replacement was made.

Mr. Vincent J. Di Stefano, Jr.
April 30, 2010

Comment:
On page 16 for the Small-Company Stock Fund under the “Principal Investment Strategies” heading, include the market capitalization for the Russell 2000 Index as of a recently practicable date.

Response:
Comment accepted.  Requested disclosure as of December 31, 2009 was added.

III.           “Other Important Fund Information” Section:

Comment:
Conform the disclosure under the headings “Purchase and Sale of Fund Shares,” “Tax Information” and “Financial Intermediary Compensation” to match the language of Items 6 through 8 of Form N-1A.

Response:
Comment accepted.  Requested disclosure was amended as requested.

IV.           “Account Management and Services” Section:

Comment:
On page 49 under the “Determination of “Good Order” For Purchases” heading, include the entity making the determination with respect to “good order” referenced in the last sentence.

Response:
Comment accepted.  Requested information was included.

V.           General Comments

Comment:
Starting on page 23, include information from Item 4 of Form N-1A into the section titled “Fund Details,” per Item 9.

Response:
Consistent with paragraph C.3.(a) of the “General Instructions” of Form N-1A, which provides that “[i]nformation that is included in response to Items 2 – 8 need not be repeated elsewhere in the prospectus,” Registrant has elected not to repeat certain information disclosed in response to Item 4 in the “Fund Summaries” section of the Prospectus in the “Fund Details” section in the Prospectus.  However, Registrant has enhanced certain disclosures in “Fund Details” as it deemed appropriate.

Mr. Vincent J. Di Stefano, Jr.
April 30, 2010

Comment:
Describe the disclosure to be included in the 485(b) filing to comply with the Money Market Fund Reform as it relates to rule 2a-7 under the 1940 Act.

Response:
The 485(b) filing reflects the reduction of the maximum weighted average portfolio maturity permitted by the amendment to Rule 2a-7 from 90 days to 60 days.  The Registrant will comply with, and update its Registration Statement with, as necessary, all provisions by the mandatory compliance dates.

SAI

Comment:
On Page 22, the discussion on Board’s qualifications, leadership structure and role in risk oversight should have been included in the 485(a) filing. Include in the 485(b) filing to be made.

Response:
The discussion has been included in the 485(b) filing.

*           *           *           *           *
Acknowledgements

On behalf of the Registrant, we make the following representations:

The disclosure in the Registration Statement is the responsibility of the Registrant.  The Registrant acknowledges that any action of the SEC or its Staff acting pursuant to delegated authority, in declaring the Registration Statement effective, or accelerating the effective date thereof, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein.  The Registrant also represents to the SEC that should the SEC or its Staff declare the Registration Statement effective or accelerate the effective date thereof, the Registrant will not assert this action as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We believe that the foregoing has been responsive to the Staff's comments.  Please call the undersigned at (703) 907-5953 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Kelly Bowers Whetstone
Kelly Bowers Whetstone, Esq.
Secretary, Homestead Funds, Inc.

cc:           Danielle C. Sieverling
Chief Compliance Officer, Homestead Funds, Inc.